

SECUR 04015047 **MISSION**
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response........... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
156

SEC FILE NUMBER
8-40335

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carr Futures Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Wacker
_____
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Anderson _____ 312-762-1000
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)



**Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas J. Anderson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Carr Futures Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
___ day of _____

_____
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

_____
Signature

Chief Financial Officer
_____
Title

This report** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Carr Futures Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Carr Futures Inc.
Table of Contents
December 31, 2003



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Carr Futures Inc.

We have audited the accompanying statement of financial condition of Carr Futures Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carr Futures Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 3, 2004

Carr Futures Inc.
Statement of Financial Condition (In Thousands of Dollars)
December 31, 2003

Assets

Cash	$	190,579
Margin and security deposits with exchanges and clearing organizations		
Cash		53,303
U.S. Government obligations		125,436
Stock in clearing organization (market value $1,214)		1,055
Receivable from		
Brokers and dealers		774,731
Customers		27,047
Exchanges and clearing organizations		8,075
Securities owned		
Securities purchased under agreements to resell		1,608,041
Money market mutual funds		1,000,483
Short-term commercial paper		745,979
Memberships and stock in exchanges (market value $29,254)		16,682
Fixed assets and computer software, net		9,603
Other assets		23,886
Total assets	$	4,584,900

Liabilities and Stockholder's Equity

Liabilities		
Payable to		
Customers	$	4,184,830
Brokers and dealers		4,490
Exchanges and clearing organizations		6,624
Accounts payable and accrued liabilities		48,824
Total		4,244,768
Liabilities subordinated to claims of general creditors		251,000
Stockholder's equity		89,132
Total liabilities and stockholder's equity	$	4,584,900

Carr Futures Inc.
Notes to the Statement of Financial Condition
December 31, 2003

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—Carr Futures Inc. (the "Company") is a registered futures commission merchant and broker-dealer. The Company executes and clears futures, forwards, physicals, options, and securities transactions, primarily for North American and European institutional customers and entities affiliated through common ownership. The Company is a clearing member of principal commodity exchanges in the United States. The Company is a wholly owned subsidiary of Indosuez North America Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Crédit Agricole Indosuez ("CAI"), a French banking concern. CAI is a wholly owned subsidiary of Crédit Agricole S.A., also a French banking concern.

During the year ended December 31, 2003, the Company transferred the business of its London branch to an entity affiliated through common ownership.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Customers' commodities transactions and related commission income and expense are recorded on trade date. Customers' securities transactions are reported on settlement date with related commission income and expense recorded on trade date.

Securities Transactions—Securities transactions are recorded on trade date and are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale Agreements—Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Memberships and Stock in Exchanges—Memberships and stock in exchanges are held for operating purposes and carried at cost.

Fixed Assets and Computer Software—Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. Computer software is amortized on a straight-line basis over three years.

Note 1   Nature of Operations and Significant Accounting Policies, *Continued*

Income Taxes—The taxable income of the Company is included in the consolidated U.S. income tax return filed by the Parent. Pursuant to a tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

The Company's United Kingdom operations were subject to income taxes in the United States and the United Kingdom. Pursuant to the tax sharing agreement with the Parent, the Company receives a tax credit for any foreign taxes paid to the extent the Company would have received a credit on a separate U.S. income tax return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates.

Note 2   Assets Segregated or Held in Separate Accounts

At December 31, 2003, included in the statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act, federal or other applicable regulations.

Commodity Exchange Act

Cash	$ 169,598,000
Margin and security deposits with exchanges and clearing organizations	40,900,000
Receivable from	
Brokers and dealers	665,490,000
Exchanges and clearing organizations	7,883,000
Securities owned	
Securities purchased under agreements to resell	1,400,037,000
Money market mutual funds	1,000,483,000
Short-term commercial paper	745,978,000
Total	$ 4,030,369,000

Note 2   Assets Segregated or Held in Separate Accounts, *Continued*

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2003, cash of $455,000 and securities purchased under agreements to resell of $92,302,000 were segregated under this rule.

In addition, assets are segregated in a separate bank account under proprietary accounts of introducing brokers' agreements. At December 31, 2003, $67,284,000 was required to be deposited, cash of $165,000 and securities purchased under agreements to resell of $55,712,000 were on deposit, and, as required, an additional $14,000,000 was deposited on January 5, 2004.

Note 3   Receivable from and Payable to Customers

Balances receivable from and payable to customers arise primarily in connection with commodities and securities transactions and include gains and losses on open commodity trades. Securities, primarily U.S. Government obligations, owned by customers and held by the Company as collateral or as margin and the market value of option positions owned by customers are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations. At December 31, 2003, the fair market value of customer securities held that the Company is permitted by contract or custom to sell or repledge was $1,920,139,000, of which $1,177,181,000 was deposited as margin with exchange clearing organizations and brokers and dealers.

Note 4   Securities Owned

Securities purchased from banks under agreements to resell represent the simultaneous purchase and resale of U.S. Government obligations with either same day settlement on the purchase and next day settlement on the resale or same day settlement on the purchase and a defined short-term settlement on the resale. At December 31, 2003, the fair value of collateral obtained under these agreements that the Company is permitted by contract or custom to sell or repledge was $1,608,041,000, of which $59,598,000 was deposited as margin with exchange clearing organizations.

At December 31, 2003, $430,297,000 of money market mutual funds was pledged as collateral to exchanges and clearing organizations.

Note 5   Fixed Assets and Computer Software

Fixed assets and computer software at December 31, 2003 consist of:

Furniture, equipment and leasehold improvements	$	23,052,000
Computer software		11,972,000
Accumulated depreciation and amortization		(25,421,000)
Net	$	9,603,000

Note 6   Estimated Insurance Recoveries Receivable

At December 31, 2003, other assets include an estimated receivable of $3,700,000 from the Company's insurers for losses and costs related to the terrorist attacks on September 11, 2001. The Company received a $3,000,000 advance from its insurers for these losses and costs in 2002. The Company has also submitted business interruption claims to its insurers. The Company is currently providing additional documentation and support as requested by the insurance adjustors. These claims are subject to resolution with the insurance carriers and, as a result, this estimated receivable could change by a material amount in the near term.

Note 7   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2003 are borrowings from CAI pursuant to the following subordinated loan agreements with interest at variable rates, approximately 1.5 percent at December 31, 2003:

November 30, 2004	$ 81,000,000
December 31, 2005	170,000,000
Total	$ 251,000,000

The subordinated borrowings are available in computing net capital under minimum capital requirements. Furthermore, the $170,000,000 of subordinated notes due in 2005 are considered equity capital, as such term is defined for regulatory purposes. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 13).

Note 8   Income Taxes

Accounts payable and accrued expenses at December 31, 2003 includes $2,555,000 due to the Parent under the tax sharing agreement.

As of December 31, 2003, other assets includes a deferred tax asset of approximately $2,900,000, arising from temporary differences between financial and income tax reporting, primarily fixed asset depreciation and goodwill amortization.

Carr Futures Inc.
Notes to the Statement of Financial Condition
December 31, 2003

Note 9   Commitments

The Company leases office space under noncancelable operating lease agreements that expire at various dates through 2015. At December 31, 2003, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2004	$ 1,543,000
2005	1,854,000
2006	1,831,000
2007	1,831,000
2008	1,831,000
Thereafter	18,379,000
Total	$ 27,269,000

The above rental commitments include a lease with CAI totaling $10,254,000.

During the year ended December 31, 2003, the Company early terminated its current headquarters office space lease and signed a lease for new office space, which is reflected in the minimum annual rental commitments above. The Company plans to move into its new space by July 2004.

Note 10   Related-Party Transactions

The Company engages in a variety of activities and transactions with entities affiliated through common ownership. The Company executes and clears transactions through affiliated clearing brokers and dealers. Also, a portion of the Company's revenue is generated from clearing transactions for customers of affiliated entities, and providing various other services to affiliated entities. In addition, the Company maintains deposits with and borrows money from affiliated financial institutions. In conjunction with these transactions, the following related party amounts are included in the accompanying financial statements:

	Assets	Liabilities
Statement of Financial Condition		
Cash	$ 68,349,000	$ -
Receivable from brokers and dealers	633,323,000	
Payable to customers		232,913,000
Other assets	5,448,000	
Accounts payable and accrued expenses		475,000

Note 11 Pension and Retirement Savings Plans

The Company participates in defined contribution and discretionary pension and retirement savings plans covering eligible employees, as defined. These plans provide for Company contributions based on the employees' salaries or a match of employee contributions.

Note 12 Financial Instruments

Accounting Policies

Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Gains and losses from exchange-traded derivatives are computed based on quoted market prices. Gains and losses from over-the-counter derivative financial instruments, principally forwards, are computed using prices that are intended to approximate the market value of the contracts. Unrealized gains and losses arising from futures and options transactions are recorded as receivables from and payables to customers and broker-dealers or clearing organizations, as applicable. Unrealized gains and losses arising from forwards transactions are netted by counterparty and are recorded as receivables from and payables to customers and dealers, as appropriate.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes and clears futures, forwards, physicals, options and securities transactions for the accounts of its customers, primarily financial institutions. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Risk arising from customer positions in over-the-counter products are managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2003 were adequate to minimize the risk of material loss that could be created by positions held at that time.

In addition, the Company also guarantees to certain clearing houses and exchanges the performance of other members of these institutions and, under certain circumstances, would be subject to assessment.

Carr Futures Inc.
Notes to the Statement of Financial Condition
December 31, 2003

Note 12 Financial Instruments, *Continued*

Derivative Financial Instruments Used for Trading Purposes—The use of derivative financial instruments for trading purposes is limited to facilitating customer trading activities. The market risk of these activities is controlled by simultaneously entering into and holding offsetting purchase and sell positions. The Company's exposure to credit risk associated with these transactions is based on the creditworthiness of the counterparties, which are primarily financial institutions. These activities may expose the Company to risk from counterparties that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices. The Company in most cases has entered into master netting agreements that allow for net settlement of offsetting transactions with counterparties.

Derivative Financial Instruments Used for Purposes Other Than Trading—Due to the global nature of the Company's operations, the Company is exposed to exchange rate fluctuations. The Company's U.S. based activities generate non-U.S. dollar transactions in providing services to customers. Also, the Company maintains foreign currency balances to facilitate the cross-currency margining requirements of its customers. As exchange rates fluctuate, the translation or offsetting of the Company's foreign currency balances will result in gains or losses.

As a matter of policy, the Company does not enter into proprietary, speculative currency transactions. However, the Company enters into forward exchange contracts to hedge against exposures created by certain assets or liabilities denominated in foreign currencies. Open contracts are terminated once these assets or liabilities are sold or otherwise disposed of. Gains and losses on these contracts are recognized as adjustments to the currency translation gains or losses on disposition of the related assets or liabilities.

Concentration of Credit Risk—The Company enters into various transactions with brokers and dealers and other financial institutions. Cash and derivative financial instruments on deposit with exchanges, clearing organizations, and brokers and dealers collateralize amounts due and serve to satisfy margin requirements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 13   Net Capital Requirements·

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).   The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined.   The Company is also a futures commission merchant subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital," as defined, of $250,000 or 4 percent of "funds required to be segregated" arising from customer transactions, whichever is greater.   Net capital, aggregate debit items, and funds required to be segregated change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $226,557,000 and $148,002,000, respectively.   The Company is also subject to capital requirements of various other regulatory bodies.   At December 31, 2003, the Company was in compliance with these capital requirements.

Note 14   Subsequent Event

Subsequent to December 31, 2003, subordinated borrowings from CAI increased by $30,000,000.